GOPRO, INC.
3025 Clearview Way
San Mateo, CA 94402
June 1, 2026
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Division of Corporation Finance
Office of Industrial Applications and Services

Re:	GoPro, Inc.
Registration Statement on Form S-1, as amended
File No. 333-294507
Via EDGAR - Acceleration Request

Requested Date:	June 2, 2026

Requested Time:	4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, GoPro, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes Aman D. Singh and Dawn Belt, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Singh at (212) 430-2767, or in his absence, Ms. Dawn Belt at (650) 335-7830.
* * *

Sincerely,

GoPro, Inc.

By:	/s/ Brian Tratt
Brian Tratt
Chief Financial Officer

cc:	Nicholas Woodman, Chief Executive Officer
Jason C. Stephen, General Counsel
GoPro, Inc.

Aman D. Singh, Esq.
Fenwick & West LLP